Exhibit 99.1

Aurora Mobile Limited Announces Fourth Quarter and Fiscal Year 2018

Unaudited Financial Results

SHENZHEN, CHINA – February 28, 2019 – Aurora Mobile Limited (“Aurora Mobile” or the “Company”) (NASDAQ:JG), a leading mobile big data solutions platform in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2018.

Fourth Quarter 2018 Financial Highlights

•	Revenues were RMB225.9 million (US$32.8 million), an increase of 102% year-over-year.

•	Cost of revenues was RMB163.6 million (US$23.8 million), an increase of 106% year-over-year.

•	Gross profit was RMB62.3 million (US$9.1 million), an increase of 90% year-over-year.

•	Total operating expenses were RMB86.8 million (US$12.6 million), an increase of 84% year-over-year.

•	Net loss was RMB23.6 million (US$3.4 million), compared with net loss of RMB14.8 million for the same period of last year.

•	Adjusted EBITDA (non-GAAP) was negative RMB3.5 million (US$0.5 million), compared with negative RMB10.2 million for the same period of last year.

Fiscal Year 2018 Financial Highlights

•	Revenues were RMB714.1 million (US$103.9 million), an increase of 151% year-over-year.

•	Cost of revenues was RMB517.1 million (US$75.2 million), an increase of 142% year-over-year.

•	Gross profit was RMB197.1 million (US$28.7 million), an increase of 176% year-over-year.

•	Total operating expenses were RMB289.9 million (US$42.2 million), an increase of 77% year-over-year.

•	Net loss was RMB66.2 million (US$9.6 million), compared with net loss of RMB90.3 million in 2017.

•	Adjusted EBITDA (non-GAAP) was negative RMB37.5 million (US$5.5 million), compared with negative RMB77.0 million in 2017.

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Fourth Quarter 2018 Operational Highlights

•

Number of mobile apps utilizing at least one of the Company’s developer services, or the cumulative app installations, increased to approximately 1,076,000 as of December 31, 2018 from approximately 707,000 as of December 31, 2017.

•	Number of monthly active unique mobile devices increased to 1.04 billion in December 2018 from 864 million in December 2017.

•	Cumulative SDK installations increased to 19.8 billion as of December 31, 2018 from 11.4 billion as of December 31, 2017.

•	Number of paying customers increased to 2,096 in the fourth quarter of 2018 from 1,379 in the fourth quarter of 2017.

Mr. Weidong Luo, Chairman and Chief Executive Officer of Aurora Mobile, commented: “This is another very strong quarter. Since turning public in July 2018, we have successfully exceeded our goals in every quarter since. In the fourth quarter of 2018, the number of mobile applications that use our services grew from 707,000 at the end of 2017, to 991,000 as of September 30, 2018, and now to approximately 1,076,000 as of December 31, 2018.

The number of monthly active unique devices we covered increased from 864 million in December 2017 and 1.03 billion in September 2018 to 1.04 billion in December 2018. Cumulative SDK installations increased sequentially from 17.4 billion and 11.4 billion during the fourth quarter last year to 19.8 billion.

The number of paying customers increased from 1,877 last quarter and 1,379 during the fourth quarter of 2017 to 2,096 in the fourth quarter of 2018.”

“With this solid foundation in our operations, the fourth quarter revenues grew to RMB225.9 million from RMB196.8 million last quarter and RMB112.1 million during the fourth quarter last year, an increase of 15% sequentially and 102% year over year, respectively. We noted that both a higher number of paying customers and higher average spending per paying customer contributed to the increase in revenues.”

Mr. Fei Chen, President of Aurora Mobile, commented: “Developer services continued to show solid results where the revenues increased by 44% year-over-year from RMB12.1 million to RMB17.4 million, primarily due to growth in the number of paying customers from 858 to 1,265.

Within Data Solutions, targeted marketing revenue increased by 111% from RMB86.9 million to RMB183.2 million year-over-year. The increase was fueled by an increase in both the number of customers and the average spend per paying customer. Our targeted marketing business, which is purely performance based, continued to expand its customer base as well as increase customers’ wallet share. We have generated sequential growth in 8 consecutive quarters since we launched this business two years ago, despite the volatile advertising market environment. We believe our ability to generate higher ROI for our advertising customers contributed to this continued market share gain.

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Other vertical data solutions revenues increased by 93% year-over-year from RMB13.1 million to RMB25.3 million. This was mainly due to the 93% increase in the number of paying customers.”

Mr. Shan-Nen Bong, Chief Financial Officer of Aurora Mobile, added, “We continued to record strong year-over-year growth in both the revenue and gross profit, of 102% and 90% respectively. Together with the scalability of our business model, we continued to narrow the Adjusted EBITDA to negative of RMB3.5 million in the fourth quarter of 2018, compared to a negative of RMB10.2 million in the same quarter last year and a negative of RMB6.9 million the quarter prior.”

Fourth Quarter 2018 Financial Results

Revenues were RMB225.9 million (US$32.8 million), an increase of 102% from RMB112.1 million in the same quarter of last year, mainly due to an increase in the number of customers by 52% from 1,379 in the fourth quarter of 2017 to 2,096 in the fourth quarter of 2018, and an increase in average spending per customer by 33% from RMB81,300 in the fourth quarter of 2017 to RMB107,800 in the fourth quarter of 2018.

Cost of revenues was RMB163.6 million (US$23.8 million), an increase of 106% from RMB79.3 million in the fourth quarter of 2017. The increase was mainly due to the increases in the cost of media inventory by RMB80.0 million, bandwidth cost by RMB3.2 million and depreciation of servers by RMB0.8 million.

Gross profit was RMB62.3 million (US$9.1 million), an increase of 90% from RMB32.8 million year-over-year, mainly due to the significant revenue growth during the same period.

Total operating expenses were RMB86.8 million (US$12.6 million), an increase of 84% from RMB47.2 million in the same quarter of last year.

•

Research and development expenses were RMB41.1 million (US$6.0 million), an increase of 91% from RMB21.5 million in the same quarter of last year, mainly due to increases in staff cost by RMB12.0 million, bandwidth and cloud cost by RMB3.5 million, and depreciation of servers by RMB2.1 million.

•

Sales and marketing expenses were RMB20.6 million (US$3.0 million), an increase of 20% from RMB17.2 million in the same quarter of last year, mainly due to an increase in the staff cost by RMB1.9 million and marketing expense of RMB0.8 million..

•

General and administrative expenses were RMB25.1 million (US$3.6 million), an increase of 195% from RMB8.5 million in the same quarter of last year, mainly due to increases in professional fees by RMB7.6 million and staff cost by RMB6.8 million.

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Loss from operations was RMB24.5 million (US$3.6 million), compared with RMB14.4 million in the same quarter of last year.

Net Loss was RMB23.6 million (US$3.4 million), compared with RMB14.8 million in the same quarter of last year.

Adjusted net loss (non-GAAP) was negative RMB12.5 million (US$1.8 million), compared with negative RMB13.0 million for the same period of last year.

Adjusted EBITDA (non-GAAP) was negative RMB3.5 million (US$0.5 million) compared with negative RMB10.2 million for the same period of last year.

As of December 31, 2018, the Company had cash and cash equivalents and restricted cash of RMB576.7 million (US$83.9 million), compared with RMB208.3 million as of December 31, 2017.

Fiscal Year 2018 Financial Results

Revenues were RMB714.1 million (US$103.9 million), an increase of 151% from RMB284.7 million in 2017, mainly due to both the increases in the number of customers and an increase in average spending per customer.

Cost of revenues was RMB517.1 million (US$75.2 million), an increase of 142% from RMB213.4 million in 2017. The increase was mainly due to increases in the cost of media inventory by RMB281.2 million, bandwidth cost by RMB10.0 million, staff cost by RMB3.5 million and depreciation of servers by RMB2.8 million.

Gross profit was RMB197.1 million (US$28.7 million), an increase of 176% from RMB71.3 million year-over-year, mainly due to the significant revenue growth during the same period.

Total operating expenses were RMB289.9 million (US$42.2 million), an increase of 77% from RMB163.8 million last year.

•

Research and development expenses were RMB134.4 million (US$19.5 million), an increase of 87% from RMB71.7 million in last year, mainly due to increases in staff cost by RMB42.3 million, bandwidth and cloud cost by RMB10.2 million, and depreciation of servers by RMB5.5 million.

•

Sales and marketing expenses were RMB83.9 million (US$12.2 million), an increase of 41% from RMB59.7 million last year, mainly due to increases in staff cost by RMB19.4 million and marketing expenses by RMB2.6 million.

•

General and administrative expenses were RMB71.6 million (US$10.4 million), an increase of 121% from RMB32.4 million in last year, mainly due to increases in professional fees by RMB13.9 million, staff cost by RMB14.3 million and bad debt provision of RMB4.0 million.

Loss from operations was RMB92.8 million (US$13.5 million), compared with RMB92.4 million in 2017.

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Net Loss was RMB66.2 million (US$9.6 million), compared with RMB90.3 million in 2017.

Adjusted net loss (non-GAAP) was RMB62.9 million (US$9.2 million), compared with RMB82.0 million in 2017.

Adjusted EBITDA (non-GAAP) was negative RMB37.5 million (US$5.5 million) compared with negative RMB77.0 million in 2017.

Business Outlook

For the first quarter of 2019, the Company expects total revenues to be between RMB228 million and RMB233 million, representing year-over-year growth of approximately 81% to 85%.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Update on Share Repurchase

On November 20, 2018, the Company announced that its board of directors had approved a share repurchase program, under which the Company may repurchase up to US$10 million of its shares over the following six months.

As of December 31, 2018, 69,455 ADS amounting to US$467,711 have been repurchased at the average purchase price of US$6.73.

Conference Call

The Company will host an earnings conference call on Thursday, February 28, 2019 at 7:00 a.m. U.S. Eastern Time (8:00 p.m. Hong Kong time on the same day).

Dial-in details for the live conference call are as follows:

International:	+65 6713-5090
U.S.:	+1 845-675-0437
Hong Kong:	+852 3018-6771
China:	400-620-8038
Passcode:	4554219

A telephone replay of the call will be available after the conclusion of the conference call through 9:00 p.m. U.S. Eastern Time, March 15, 2019.

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The dial-in details for the replay are as follows:

International:	+61 2 8199 0299
U.S. Toll Free:	1-855-452-5696
Passcode:	4554219

A live and archived webcast of the conference call will be available on the Investor Relations section of Aurora Mobile’s website at http://ir.jiguang.cn/.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses two non-GAAP measures, adjusted net loss and adjusted EBITDA, as a supplemental measures to review and assess its operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net loss as net loss excluding share-based compensation and change in fair value of derivative liability. The Company defines adjusted EBITDA as net loss excluding interest expense, depreciation of property and equipment, amortization of intangible assets, income tax (expense) benefit, share-based compensation and change in fair value of derivate liability.

The Company believes that adjusted net loss and adjusted EBITDA help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in loss from operations and net loss.

The Company believes that adjusted net loss and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net loss and adjusted EBITDA is that they do not reflect all items of income and expense that affect the Company’s operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of the non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

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Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as Aurora Mobile’s strategic and operational plans, contain forward-looking statements. Aurora Mobile may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Aurora Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Aurora Mobile’s strategies; Aurora Mobile’s future business development, financial condition and results of operations; Aurora Mobile’s ability to attract and retain customers; its ability to develop and effectively market data solutions, and penetrate the existing market for developer services; its ability maintain or enhance its brand; the competition with current or future competitors; its ability to continue to gain access to mobile data in the future; the laws and regulations relating to data privacy and protection; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and Aurora Mobile undertakes no duty to update such information, except as required under applicable law.

About Aurora Mobile Limited

Founded in 2011, Aurora Mobile is a leading mobile big data solutions platform in China, and a pioneer in providing mobile developer services such as push notification, instant messaging, analytics, sharing and short message service (SMS). Aurora Mobile has accumulated data from approximately 1.08 million mobile applications that have utilized the Company’s developer services and nearly 19.8 billion installations of the Company’s software development kits (SDKs), with monthly active unique device base of nearly 1.04 billion, as of December 2018. Based on Aurora Mobile’s vast data coverage and insights garnered, the Company has expanded its offerings into big data solutions, including targeted marketing, financial risk management, market intelligence and location-based intelligence. By utilizing artificial intelligence and machine learning, Aurora Mobile strives to help improve productivity for businesses and society through harnessing the power of mobile big data to derive actionable insights and knowledge.

For more information, please visit http://ir.jiguang.cn/

For investor and media inquiries, please contact:

Aurora Mobile Limited

ir@jiguang.cn

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Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

Footnote:

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 6.8755 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2018.

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AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Twelve months ended
	December 31,	September 30,	December 31,		December 31,	December 31,
	2017	2018	2018		2017	2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues	112,070	196,771	225,853	32,849	284,709	714,141	103,868

Cost of revenues	(79,275)	(143,616)	(163,554)	(23,788)	(213,370)	(517,074)	(75,205)

Gross profit	32,795	53,155	62,299	9,061	71,339	197,067	28,663

Operating expenses
Research and development	(21,489)	(37,200)	(41,134)	(5,983)	(71,651)	(134,358)	(19,542)
Sales and marketing	(17,199)	(24,156)	(20,637)	(3,002)	(59,673)	(83,853)	(12,196)
General and administrative	(8,486)	(17,554)	(25,067)	(3,645)	(32,431)	(71,641)	(10,419)

Total operating expenses	(47,174)	(78,910)	(86,838)	(12,630)	(163,755)	(289,852)	(42,157)

Loss from operations	(14,379)	(25,755)	(24,539)	(3,569)	(92,416)	(92,785)	(13,494)

Foreign exchange (loss) gain, net	(550)	921	338	49	(2,724)	264	38
Interest income	67	965	2,553	371	314	3,657	532
Interest expense	(56)	(2,494)	(2,598)	(377)	(122)	(7,054)	(1,026)
Other income	120	5,772	641	93	677	8,449	1,229

Change in fair value of derivative liability	—	12,008	—	—	—	21,302	3,098

Loss before income taxes	(14,798)	(8,583)	(23,605)	(3,433)	(94,271)	(66,167)	(9,623)

Income tax (expenses)/benefit	11	—	(35)	(5)	3,980	(30)	(4)

Net loss	(14,787)	(8,583)	(23,640)	(3,438)	(90,291)	(66,197)	(9,627)

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	Three months ended				Twelve months ended
	December 31,	September 30,	December 31,		December 31,	December 31,
	2017	2018	2018		2017	2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss attributable to Aurora Mobile Limited’s shareholders	(14,787)	(8,583)	(23,640)	(3,438)	(90,291)	(66,197)	(9,627)

Accretion of contingently redeemable convertible preferred shares	(6,098)	(2,938)	—	—	(26,391)	(24,094)	(3,504)

Net loss attributable to common shareholders	(20,885)	(11,521)	(23,640)	(3,438)	(116,682)	(90,291)	(13,131)

Net loss per share:
Basic	(0.49)	(0.17)	(0.31)	(0.05)	(2.73)	(1.57)	(0.23)
Diluted	(0.49)	(0.17)	(0.31)	(0.05)	(2.73)	(1.57)	(0.23)

Shares used in net loss per share computation:
Basic	42,666,670	67,374,846	76,586,251	76,586,251	42,666,670	57,442,188	57,442,188
Diluted	42,666,670	67,374,846	76,586,251	76,586,251	42,666,670	57,442,188	57,442,188

Other comprehensive loss
Foreign currency translation adjustments	(1,776)	8,160	9,212	1,340	(7,563)	11,688	1,700

Total other comprehensive loss, net of tax	(1,776)	8,160	9,212	1,340	(7,563)	11,688	1,700

Comprehensive loss	(16,563)	(423)	(14,428)	(2,098)	(97,854)	(54,509)	(7,927)

Comprehensive loss attributable to Aurora Mobile Limited	(16,563)	(423)	(14,428)	(2,098)	(97,854)	(54,509)	(7,927)

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of
	December 31, 2017	December 31, 2018
	RMB	RMB	US$
ASSETS

Current assets:
Cash and cash equivalents	208,161	576,562	83,857
Restricted cash	115	115	17
Accounts receivable	49,594	147,567	21,463
Prepayments and other current assets	34,228	80,578	11,719
Amounts due from related parties	1,260	4,564	664

Total current assets	293,358	809,386	117,720

Non-current assets:
Other non-current assets	1,806	14,237	2,071
Long-term investments	10,980	79,696	11,591
Property and equipment, net	53,023	92,874	13,508
Intangible assets, net	283	1,531	223

Total non-current assets	66,092	188,338	27,393

Total assets	359,450	997,724	145,113

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT

Current liabilities:
Accounts payable	8,340	18,811	2,736
Deferred revenue and customer deposits	49,557	65,139	9,474
Accrued liabilities and other current liabilities	52,639	76,666	11,151
Amounts due to related parties	6,110	8,864	1,289

Total current liabilities	116,646	169,480	24,650

Non-current liabilities:
Other non-current liabilities	216	140	20
Deferred tax liabilities	5	—	—
Deferred revenue	330	10,265	1,493
Convertible notes	—	216,179	31,442

Total non-current liabilities	551	226,584	32,955

Total liabilities	117,197	396,064	57,605

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET (continued)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	As of
	December 31, 2017	December 31, 2018
	RMB	RMB	US$
Mezzanine equity	466,637	—	—

Shareholders’ (deficit) equity
Common shares	26	48	7
Treasury shares	—	(3,165)	(460)
Additional paid-in capital	13,689	944,500	137,372
Accumulated deficit	(234,810)	(348,123)	(50,632)
Accumulated other comprehensive loss	(3,289)	8,400	1,221

Total shareholders’ (deficit) equity	(224,384)	601,660	87,508

Total liabilities, mezzanine equity and shareholders’ deficit	359,450	997,724	145,113

AURORA MOBILE LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Twelve months ended
	December 31,	September 30,	December 31,		December 31,	December 31,
	2017	2018	2018		2017	2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Net Loss to Adjusted Net Loss:
Net loss	(14,787)	(8,583)	(23,640)	(3,438)	(90,291)	(66,197)	(9,627)
Add:
Share-based compensation	1,767	6,493	11,174	1,625	8,275	24,561	3,572

Change in fair value of derivative liability	—	(12,008)	—	—	—	(21,302)	(3,098)

Adjusted net loss	(13,020)	(14,098)	(12,466)	(1,813)	(82,016)	(62,938)	(9,153)

Reconciliation of Net Loss to Adjusted EBITDA:
Net loss	(14,787)	(8,583)	(23,640)	(3,438)	(90,291)	(66,197)	(9,627)
Add:
Interest expense	56	2,494	2,598	377	122	7,054	1,026
Depreciation of property and equipment	2,791	4,599	6,160	896	8,805	18,084	2,630
Amortization of intangible assets	26	71	183	27	35	308	45
Income tax benefit	(11)	—	35	5	(3,980)	30	4

EBITDA	(11,925)	(1,419)	(14,664)	(2,133)	(85,309)	(40,721)	(5,922)
Add:
Share-based compensation	1,767	6,493	11,174	1,625	8,275	24,561	3,572
Change in fair value of derivative liability	—	(12,008)	—	—	—	(21,302)	(3,098)

Adjusted EBITDA	(10,158)	(6,934)	(3,490)	(508)	(77,034)	(37,462)	(5,448)